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SEC FILE NUMBER
8-44638

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHILD ASSET MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 NORTH HIATUS ROAD SUITE 103
(No. and Street)

PEMBROKE PINES (City) FLORIDA (State) 33026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARTHUR N. FRAMKE CFO (954) 447-9109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS CHARLES V. CPA
(Name – *if individual, state last, first, middle name*)

99 NE 17th COURT (Address) FT. LAUDERDALE (City) FLORIDA (State) 33305 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK D. SCHILD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHILD ASSET MANAGEMENT, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ada Valdes
MY COMMISSION # CC918650 EXPIRES
June 16, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHILD ASSET MANAGEMENT, INC.
AUDIT REPORT
DECEMBER 31, 2003

SCHILD ASSET MANAGEMENT, INC.
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2003

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULES:

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CHARLES V. WILLIAMS
CERTIFIED PUBLIC ACCOUNTANT
99 NE 17TH COURT
FT. LAUDERDALE, FL 33305

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Schild Asset Management, Inc.

I have audited the accompanying statement of financial condition of Schild Asset Management, Inc. as of December 31, 2003 and the related statements of income for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan the audit to obtain reasonable assurance about whether the financial statements are free to material mis-statement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Schild Asset Management, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

I have examined the supplementary schedules, and, in my opinion, they present fairly the information included therein, in conformity with the rules of the Securities and Exchange Commission.

Charles V. Williams
Fort Lauderdale, Florida
February 20,2004

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash on deposit	$ 37,774.
Firm investment account(Note5)	100,096.
Due from Clearing Broker	100,080.
Investment NASD	20,100.
Fixed asset net of accumulated depreciation of $98,863.(Note2)	19,706.
Other assets	15,767.
	$293,523.

LIABILITIES AND STOCKHOLDERS EQUITY

Due to Clearing Broker	$ 20,456.
Accrued Salaries	20,806.
Accounts Payable	22,794.
Notes Payable-Officers(Note4)	51,743.
Contingencies(Note 6)	-0-
Commitments (note 3)	-0-
Stockholders Equity:	
Common Stock	$300,000.
Treasury Stock	(25,000.)
Retained earnings [deficit]	(97,276.)
	$293,523.

The accompanying notes are an integral part of these financial statements.

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SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:

Commissions	$1,617,700.
Interest Income/Rebates	396,357.
Miscellaneous Income	1,720.
Total Revenue	$2,015,777.

EXPENSES:

Quotation Services	$ 95,842.
Salaries	988,481.
Rent	64,330.
Clearing Costs	293,171.
Depreciation and Amortization	29,977.
Other Expenses	537,840.
Total Expenses	$2,009,641.
Net Profit	6,136.
Provision For Taxes	382.
Net Profit	$ 5,754.

The accompanying notes are an integral part of these financial statements.

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	Retained Earnings [deficit]	Total
Balance 01/01/03	$300,000.	[$103,030.]	$196,970.
Net Profit		$ 5,754.	$ 5,754.
Purchase- Treasury Stock	(25,000.)		$(25,000.)
Balance 12/31/03	$275,000.	[$ 97,276.]	$177,724.

The accompanying notes are an integral part of these financial statements.

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SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:

Net Profit	$ 5,754.
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation & Amortization	$ 29,977.
Decrease in receivables	$ 138,045.
Decrease in payables	$(111,944.)
Decrease in investments	$ 19,764.
Increase in fixed assets	$(21,890.)
Decrease in other assets	$ 329.
Purchase of Treasury stock	$(25,000.)
Net cash flows from operating activities	$ 29,281.
Net increase in cash	$ 35,035.

The accompanying notes are an integral part of these financial statements.

SCHILD ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying policies that affect the more significant elements of the Company's financial statements are summarized below. These policies have been applied on a consistent basis.

The Companies operated as a broker-dealer in securities and is so registered with the United States Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

Pursuant to an agreement between the Company and its clearing broker, customer securities transactions are introduced and cleared on a fully-disclosed basis. The Company is exempt from provisions of Rule 15c3-4 under Section(k)(2)(B) and is not responsible for compliance with Section 4(c) of the Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing broker.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's aggregate indebtedness as defined, shall not exceed 1500% of "Net Capital" was $122,151., and the "Required Net Capital," as defined, was $50,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 95%.

Fixed assets are stated at cost. Depreciation is computed on the declining balance and straight line methods over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are capitalized. The cost of assets sold, as well as the related accumulated depreciation, are removed from the accounts, with any gain or loss on disposition included in income.

SCHILD ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 2 - FIXED ASSETS:

Fixed assets at December 31, 2003 consisted of the following:

	Useful life 7 years
Equipment	$118,569.
Less accumulated depreciation	98,863.
Net book value	$ 19,706.

NOTE 3 - COMMITMENTS:

A) The Company's Pembroke Pines office is leased under an agreement through 05/01/05.

B) The Company's New Jersey office is leased under an agreement through 08/31/05.

NOTE 4 - NOTES PAYABLE TO OFFICERS:

This was a short term year end obligation for accrued salaries and was paid in full by February 20, 2004.

NOTE 5 - Firm's investment account consisted of a US Treasury Note, due 01/29/2004, in the face amount of $100,000.

NOTE 6 - CONTINGENCIES:

Arbitration action-in the late spring of 2002, a request for arbitration was made by Mr. Robert Loud, et al. NASD-D Arbitration Number 02-01931, in which Mr. Loud alleges that Schild Asset Management and Mr. Mark D. Schild were responsible for a trading error, resulting in a monetary loss of approximately, $4,000,000. Schild Asset Management denies the alleged claim and filed a counter claim in NASD arbitration for a like amount against Mr. Loud, alledging that Mr. Loud committed the error. In April, 2003, the Arbitrators found no fault with Schild Asset and denied Mr. Loud, et al., claim and also denied Schild Asset's claim, closing the arbitration.

SCHILD ASSET MANAGEMENT, INC.
DECEMBER 31, 2003

Reconciliation of difference in net capital computations pursuant to Rule 17A-5cd-4:

Net capital per company computation per 12/31/03 X17A-5 Part II A		$111,698.
Net capital per audit report		122,151.
	Difference	**$(10,453.)**

Difference caused by various year end adjustments.

Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at December 31, 2003, or at any time during the period then ended.

SCHEDULE I

SCHILD ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Total stockholders equity from Statement of Financial Condition	$177,724.
Deduct-non allowable assets and other charges (Exhibit I)	55,573.
Net Capital	**$122,151.**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Due to clearing broker	$ 20,456.
Accounts Payable and Accruals	95,343.
Aggregate indebtedness	**$115,799.**

Ratios of aggregate indebtedness to net capital 95%

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Schedule I

Exhibit I

SCHILD ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1
DECEMBER 31, 2003

Non Allowable Assets and Other Charges

Fixed assets net of accumulated depreciation	$19,706.
Other Assets	35,867.
	$55,573.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is not required to file the above Schedules as they are exempt from Rule 15c3-3 ck2B as all customer transactions are cleared through another Broker Dealer on a fully disclosed basis.

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CHARLES V. WILLIAMS
CERTIFIED PUBLIC ACCOUNTANT
99 NE 17 COURT
FT LAUDERDALE, FL 33305

February 20,2004

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

TO THE BOARD OF DIRECTORS
OF SCHILD ASSET MANAGEMENT, INC.

I have examined the financial statements of Schild Asset Management, Inc. for the period ended December 31, 2003 and have issued out report thereon dated, February 20, 2004. As part of our examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Schild Asset Management, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Charles V. Williams

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